UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For March 30, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 26, 2004  -  Withdrawal from Sale Process



                                                                   26 March 2004

BUNZL WITHDRAWS FROM AUTOBAR SALE PROCESS

There has been considerable market speculation as to whether Bunzl might be in a process concerning the sale of Autobar. For the avoidance of doubt we wish to clarify that we have recently withdrawn from such a process.

Enquiries:

Bunzl plc                                         Finsbury

David Williams, Finance Director                  Roland Rudd
                                                  Morgan Bone
Tel: 020 7495 4950
                                                  Tel: 020 7251 3801


END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: March 30, 2004                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman